Duff & Phelps Corporation
55 East 52nd Street, 31st Floor
New York, New York  10055
(212) 871-2000

June 16, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Attn:	Christian Windsor
Special Counsel
Financial Services Group

Re:	Duff & Phelps Corporation
File No. 001-33693
Form 10-K for the fiscal year ended December 31, 2008

Dear Mr. Windsor:

        We are respectfully submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter, dated June 10, 2009 (the "Comment Letter") with respect to the Form 10-K for the fiscal year ended December 31, 2008 filed by the Company with the Commission on February 26, 2009 (File No. 001-33693) (the "Form 10-K").

Certain of the Staff's comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 10-K.  We have responded to all of the Staff’s comments as set forth in this letter with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company's response.  Please note that capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Form 10-K.

Form 10-K
Risk Factors, page 12

1.
Revise, in future filings, the risk factor on page 20 regarding “corporate opportunities” identified by Lovell Minnick and Vestar to indicate whether or not any acquisition opportunities were foregone as a result of the relationship and whether or not any attractive corporate opportunities were foregone because of the relationship.  If not, so state.  If so, briefly describe and quantify to the extent possible.

Mr. Christian Windsor
United States Securities and Exchange Commission

We will revise this risk factor in future filings commencing with our Annual Report on Form 10-K with respect to the fiscal year ending December 31, 2009 to indicate whether or not any acquisition or attractive corporate opportunities of which we became aware were foregone because of our relationship with Lovell Minnick and Vestar, and to describe and quantify such opportunities, if any, to the extent possible.  We note to the Staff that, to date, no acquisition or attractive corporate opportunities of which we are aware were foregone because of our relationship with Lovell Minnick and Vestar.  If we become aware of any such opportunities being foregone by the Company, we will disclose such opportunities in the next Quarterly Report on Form 10-Q (or, if this occurs in our fourth fiscal quarter, our Annual Report on Form 10-K) following such event.

Note 1, Organization and Nature of the Company, page F-12

2.
We refer to the “Non-Controlling Interest” section on page F-14 that states the Company has a minority economic interest of 41.3% in D&P Acquisitions and the remaining 58.7% interest is related to the non-controlling interest of the existing unitholders of D&P Acquisitions.  Please tell us and revise this section in future filings to discuss and quantify how the pre-tax consolidated net income (loss) of $34.9 million was allocated to the Company and to the non-controlling interest.  Consider in your response the following:

•	Net income attributable to the Company for 2008 was $5.2 million or only 15% of pre-tax income before non-controlling interest and income taxes.

•	The Non-controlling interest’s share of pre-tax net income was $19 million or 55%.

•	The provision for income taxes of $19 million or 30% of pre-tax income appears to have been fully allocated to the Company’s interest in the consolidated net income.

•	Provide a similar analysis for the net income in the Form 10-Q for the period ended March 31, 2009 which shows the following:

o	After-tax net income of $1.7 million was allocated to the Company, equal to 20% of pre-tax income when the economic interest of the Company was 43.2%.

o	The Non-controlling share of pre-tax income was $4.8 million or 55%.

We refer you to the table below that reconciles “Income before income taxes” to “Net income attributable to non-controlling interest” and “Net income attributable to Duff & Phelps Corporation” for the year ended December 31, 2008 and the quarter ended March 31, 2009.  We will revise our disclosure in future filings and include this type of reconciliation commencing with our Quarterly Report on Form 10-Q with respect to the quarterly period ended June 30, 2009.

Mr. Christian Windsor
United States Securities and Exchange Commission

With respect to the provision for income taxes as reported in the Form 10-K, the consolidated provision for income taxes totaled $10.6 million for the year ended December 31, 2008.  A substantial portion of this amount relates to Duff & Phelps Corporation which incurs (a) all U.S. federal and state income taxes and (b) its share of taxes imposed directly on Duff & Phelps, LLC, a wholly-owned subsidiary of D&P Acquisitions, based on its ownership interests of New Class A Units in Duff & Phelps Acquisitions, LLC.  Duff & Phelps, LLC is taxed as a partnership and incurs taxes imposed on certain of its domestic subsidiaries (e.g., Rash & Associates, L.P.) and by certain foreign, local and other jurisdictions.

A reconciliation from pre-tax consolidated net income to net income attributable to the non-controlling interest and net income attributable to the Company is detailed as follows:
	Year	Quarter
	Ended	Ended
	December 31,	March 31,
	2008	2009
	(In thousands)
Income before income taxes	$34,912	$8,693
Less: provision for income taxes for
entities other than Duff & Phelps Corporation(a)(b)	(2,247)	(357)
Income before income taxes, as adjusted	32,665	8,336
Ownership percentage of non-controlling interest(c)	58.4%	57.8%
Net income attributable to non-controlling interest	19,068	4,816

Income before income taxes, as adjusted, attributable
to Duff & Phelps Corporation	13,597	3,520
Less: provision for income taxes for Duff & Phelps
Corporation(c)	(8,372)	(1,755)
Net income attributable to Duff & Phelps Corporation	$5,225	$1,765

_________________________________
(a)
The provision for income taxes for entities other than Duff & Phelps Corporation represents taxes imposed directly on Duff & Phelps, LLC and its subsidiaries, such as taxes imposed on certain domestic subsidiaries (e.g., Rash & Associates, L.P.), taxes imposed by certain foreign jurisdictions, and taxes imposed by certain local and other jurisdictions (e.g., New York City).  Since Duff & Phelps, LLC is taxed as a partnership and a flow-through entity for U.S. federal and state income tax purposes, there is no provision for these taxes on income allocable to the non-controlling interest.

(b)
The consolidated provision for income taxes is equal to the sum of (i) the provision for income taxes for entities other than Duff & Phelps Corporation and (ii) the provision for income taxes of Duff & Phelps Corporation.

Mr. Christian Windsor
United States Securities and Exchange Commission

Continued .. . .
_________________________________
(c)
Income before income taxes, as adjusted, is allocated to the non-controlling interest based on the total New Class A Units vested for income tax purposes (“Tax-Vested Units”) owned by the non-controlling interest as a percentage of the aggregate amount of all Tax-Vested Units.  This percentage may not necessarily correspond to the total number of New Class A Units at the end of each respective period.

3.	We refer to the “Tax Receivable Agreement and Tax Distributions” section on page F-15. Please tell us and provide the following disclosure in future filings:

•
The relationship, if any, between the shareholder tax agreements discussed in the “Tax Receivable Agreement and Tax Distributions” section on page F-15 and the allocation of the provision for income taxes to the Company net income.

We will revise our disclosure in future filings commencing with our Quarterly Report on Form 10-Q with respect to the quarterly period ended June 30, 2009 and indicate that the Tax Receivable Agreement (“TRA”) referenced in the discussion entitled “Tax Receivable Agreement and Tax Distributions” has no impact on the allocation of the provision for income taxes to the Company’s net income.  In general, items of income and expense are allocated on the basis of member’s ownership interests pursuant to the Third Amended and Restated Limited Liability Company Agreement of Duff & Phelps Acquisitions, LLC, filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q as filed with the Commission on November 14, 2007.

Obligations pursuant to the Tax Receivable Agreement are obligations of Duff & Phelps Corporation.  They do not impact the non-controlling interest.  These obligations are not income tax obligations and have no impact on the tax provision or the allocation of taxes.

•	The basis for determining the current and long-term portions of the $58.5 million of payments due to D&P Acquisition’s unitholders under the tax receivable agreement.

We will revise our disclosure in future filings commencing with our Quarterly Report on Form 10-Q with respect to the quarterly period ended June 30, 2009 and indicate that the basis for determining the current portion of the payments due to D&P Acquisitions’ unitholders under the tax receivable agreement was the expected amount of payments to be made within the next 12 months.  The long-term portion of the payments due to D&P Acquisitions’ unitholders under the tax receivable agreement was the remainder.

To determine the current amount of the payments due to D&P Acquisitions’ unitholders under the tax receivable agreement, we estimate the amount of taxable income that Duff & Phelps Corporation has generated over the past 12 months.  Next, we estimate the amount of the specified TRA deductions as of year- end.  This is used as a basis for determining the amount of tax reduction that generates a TRA obligation.  In turn, this is used to calculate our estimated payments due to D&P Acquisitions’ unitholders under the TRA that we expect to pay in the next 12 months.  These calculations are performed pursuant to the terms of the TRA, filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q as filed with the Commission on November 14, 2007.

Mr. Christian Windsor
United States Securities and Exchange Commission

•	The terms and expected time frame for repaying the $55.3 million long-term portion of the liability.

We will revise our disclosure in future filings commencing with our Quarterly Report on Form 10-Q with respect to the quarterly period ended June 30, 2009 and indicate that payments are anticipated to be made annually over 15 years, commencing with from the date of each event that gives rise to the TRA benefits, beginning with the date of the closing of the IPO on October 3, 2007.  The payments are made in accordance with the terms of the TRA.  The timing of the payments is subject to certain contingencies including DPC having sufficient taxable income to utilize all of the tax benefits defined in the TRA.

•
Discuss in the “Liquidity and Capital Resources” section of MD&A the effects on future cash flow and liquidity of repaying this liability including any material payments expected to be due within the next twelve months.

We will revise our disclosure in future filings commencing with our Quarterly Report on Form 10-Q with respect to the quarterly period ended June 30, 2009 and indicate that the Company expects to pay approximately $3.1 million of the payments due to D&P Acquisitions’ unitholders under the TRA within the next 12 month period.  We note to the Staff that this amount is recorded on the face of our balance sheet as “Current portion due to non-controlling unitholders” at December 31, 2008 and March 31, 2009.

Mr. Christian Windsor
United States Securities and Exchange Commission

* * * * * * * * * * * *

We thank you for your thoughtful comments and prompt attention to your review of this letter.  We look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this filing to the undersigned at (212) 450-2880.

Very truly yours,

/s/ Jacob L. Silverman
Jacob L. Silverman
Executive Vice President and Chief Financial Officer

cc:	Edward S. Forman, Esq.
David J. Goldschmidt, Esq.
Michael F. Monahan